As filed with the Securities and Exchange Commission on January 24, 2005
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                    Evergreen Utilities and High Income Fund
                       (Name of Subject Company (Issuer))

                    Evergreen Utilities and High Income Fund
                  (Name of Filing Persons (Offeror and Issuer))

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                   30034Q 10 9
                      (CUSIP Number of Class of Securities)

                           Michael H. Koonce, Esquire
                               200 Berkeley Street
                        Boston, Massachusetts 02116-5034
                                 (617) 210-3663

                 (Name, address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)

                                 With a copy to:
                           David C. Mahaffey, Esquire
                            Sullivan & Worcester LLP
                               1666 K Street, N.W.
                             Washington, D.C. 20006


                            Calculation of Filing Fee

------------------------------------------ -------------------------------------
 Transaction Valuation                       Amount of Filing Fee
------------------------------------------ -------------------------------------
------------------------------------------ -------------------------------------
    $12,914,362(a)                               $1,520.02(b)
------------------------------------------ -------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 575,250 shares in the offer, based upon the net asset value per share of $22.45 at December 14, 2004.

(b) Calculated as the Transaction Valuation multiplied by .00011770.


       /X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid: $1,520.02
                      Form or Registration No.: Schedule TO
                      Filing Party: Evergreen Utilities and High Income Fund Date Filed: December 20, 2004

       / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       / / third-party tender offer subject to Rule 14d-1.

       /x/ issuer tender offer subject to Rule 13e-4.

       / /  going-private transaction subject to Rule 13e-3.

       / /  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             Introductory Statement

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 20, 2004 by Evergreen Utilities and High Income Fund, a statutory trust organized under the laws of the state of Delaware (the "Fund"), relating to an offer to purchase for cash up to 5% or 575,250 of the Fund's issued and outstanding common shares, no par value, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.


Item 12.  Exhibits.

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO:

(a)(5)(iv) Press release issued on January 24, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    EVERGREEN UTILITIES AND HIGH INCOME FUND

                                        /s/ Michael H. Koonce

                                        Name: Michael H. Koonce
                                        Title:   Secretary

Dated: January 24, 2005

                                  EXHIBIT INDEX


Exhibit

(a)(5)(iv) Press release issued on January 24, 2005.